May 25, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	William Friar Michael Clampitt Division of Corporation Finance, Mail-Stop 4561

Re:	ShoreTel, Inc. Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 Registration No. 333-140630
Ladies and Gentlemen:
     On behalf of ShoreTel, Inc. (the “Company”), we are transmitting herewith Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-140630) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 12, 2007, as amended by Pre-Effective Amendment No. 1 filed with the Commission on May 1, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 11, 2007. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Registration Statement as previously filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
     The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
     The Company respectfully advises the Staff that, assuming successful resolution of the Staff’s comments, it intends to circulate preliminary prospectuses and commence the road show for its initial public offering during the week of June 11, 2007. Accordingly, the Company would appreciate receiving any additional Staff comments in time to enable the Company to proceed with its initial public offering on this schedule.

Securities and Exchange Commission
May 25, 2007
Form S-1
The Offering, page 4
1.	Please refer to prior comment 4. We understand that you will comply with this comment when you determine the ratio of the reverse stock split.
     The Company notes the Staff’s comment and will provide the requested disclosure in a future amendment of the Registration Statement.
Basis of Presentation, page 34
2.	We note your disclosure that prices given to a channel partner depend on the channel partner’s volume and customer satisfaction metrics, as well as your strategic considerations. Due to the variability in the pricing, please tell us the factors you considered in concluding that VSOE of fair values exist for the delivered and undelivered elements under paragraph 10 of SOP 97-2.
     The Company advises the Staff that the variability in the pricing given to a channel partner pertains to the hardware and software products under the contractual arrangement with that customer and not to post-contractual support, installation, or training services. As the Company has established VSOE of fair value for post-contractual support, training and installation, which typically constitute the undelivered elements in its arrangements, the residual method is used to determine the amount of revenue to be recognized for the delivered elements in a multiple-element arrangement, pursuant to paragraph 12 of SOP 97-2.
     The Company has revised the disclosure in the Registration Statement to clarify that variability of prices given to a channel partner pertain to hardware and software products. The revised disclosure appears on page 34 of the Amendment. Also, please refer to the Company’s response to comment 14 below for further discussion of its use of the residual method.
Internal Control Over Financial Reporting, page 45
3.	Please disclose the two significant deficiencies in the design or operations of your internal control over financial reporting that resulted in a number of audit adjustments to your consolidated financial statements for the six months ended December 31, 2006.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment. The revised disclosure appears on pages 13 and 46 of the Amendment.
4.	Please tell us the factors you considered in concluding that you have not created any specified upgrades or enhancements as a result of the roadmap presentations for sales prior to December 31, 2006. Also, disclose the impact on your financial statements if you are required to provide your customers the specified upgrades and enhancements.

Securities and Exchange Commission
May 25, 2007
     The Company advises the Staff that the factors it considered in concluding whether specified upgrades or enhancements had been created as a result of the roadmap presentations were as follows: (1) the level of detail set forth in the roadmaps regarding product features and functionality, and the anticipated release dates for any upgrades or enhancements; (2) the language in the roadmaps regarding the uncertainty of, and potential changes regarding, any upgrades or enhancements that could be judged to have created a reasonable amount of uncertainty in the view of the customer about when and whether it would receive an upgrade or enhancement; (3) whether the communications set forth in the roadmaps were of a general nature made available to all customers or to an entire class of customers, versus specific to one or a few customers; and (4) whether the Company had a practice of separately charging a substantive amount for any upgrades or enhancements included on a roadmap.
     Based on the Company’s review of roadmap presentations that occurred through December 31, 2006, and as updated through March 31, 2007, the Company determined that no sales had occurred from the date of the presentations to December 31, 2006 to any party to which roadmaps had been presented to prospective or existing customers. The Company identified a few instances in which it has created specified upgrade or enhancement rights in the three-month period ended March 31, 2007. The Company advises the Staff that these instances had an immaterial impact on its results of operations or financial statements.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment to disclose the impact on the Company’s financial statements if it was required to provide its customers with specified upgrades or enhancements. The revised disclosure appears on pages 13, 46 and 48 of the Amendment.
Stock-based Compensation, page 48
5.	Please tell us your basis for assuming that each option class has the same estimated forfeiture rate.
     The Company advises the Staff that the estimated forfeiture rates for each class of options was analyzed separately and it was determined that the estimated forfeiture rate was the same for both classes, based on the separate analyses.
Valuation of Common Stock, page 49
Please refer to prior comments 49 and 50
6.	We understand that you will be providing us with the preliminary initial public offering range of valuations discussed between you and your underwriters. Please tell us when the discussion occurred.
     The Company advises the Staff that the underwriters have advised it that if the offering were to commence today a preliminary range of potential initial public offering prices would be A1 to A2 per share, on a pre-reverse stock split basis. This proposed price range is preliminary and highly contingent on several factors, including company financial performance and

Securities and Exchange Commission
May 25, 2007
conditions in the enterprise telecommunications systems industry and the equity capital and initial public offering markets, generally. As a result of these and other factors, the price range initially proposed by the underwriters is highly contingent and subject to change.
     The dollar amounts identified as A1 and A2 in the Company’s response to the Staff’s comment are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
7.	For your April 13, 2007 stock option grants, please tell us how the independent third-party valuation determined the fair value of $1.13 per common stock. Also, tell us your enterprise value as of April 13, 2007 and how it was determined.
     In response to the Staff’s comment, the Company has provided disclosure regarding the April 6, 2007 and May 16, 2007 valuations in the Registration Statement. The Company advises the Staff that the methodologies used in these valuations were substantially the same as the Company’s other valuations. The revised disclosure appears on pages 51 and 52 of the Amendment. The Company also supplementally advises the Staff that it determined the enterprise values as of April 6, 2007 and May 16, 2007 to be $410 million and $415 million, respectively.
8.	Please tell us the nature of the “small weighting in the January 2006 retrospective valuation report assigned to the value of the preferred stock sold in the Company’s most recent private equity financing that occurred in October 2004.” Tell us why you concluded that the weighting is relevant in light of the significant developments that have transpired since October 2004 which have impacted your enterprise value. Tell us the resultant deemed FMV of your common stock, absent the effect of the subject weighting.
     The Company advises the Staff that in the valuation analyses the Company performed in January 2006 it assigned a weighting of 17% to the implied value of the equity in the Company’s most recent equity financing in October 2004. The Company acknowledges that a significant amount of time had passed since it completed its October 2004 private equity financing and January 2006 and, therefore, the implied value of the October 2004 financing may not have been relevant to the determination of fair value. Nonetheless, had the Company not included this value in its valuation analyses the per share fair value of the Company’s common stock would not have been different. Accordingly, the Company has removed the reference to this valuation factor in the Registration Statement to clarify the disclosure.
9.	Based on your response, it appears that you have obtained both contemporaneous and retrospective third-party valuations. Please disclose this fact and disclose the fair value as determined by the contemporaneous valuation. Also, disclose the reason why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for all other

Securities and Exchange Commission
May 25, 2007
valuations. Further, disclose the name of the independent third-party appraisers and include their consents in the filing.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment and its telephonic discussion with the Staff on May 16, 2007 to, among other things, eliminate references to third-party valuations and provide additional disclosure regarding the Company’s valuations, analysis performed, and interpolations of fair value between valuations. The revised disclosure appears on pages 50 through 53 of the Amendment.
10.	Please discuss each significant factor that accounts for the variance between your most current stock valuation and the initial public offering price after it has been set.
     The Company’s response to the Staff’s comment is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R §200.83)
Management
Executive Officers and Directors, page 66
11.	Revise Mr. Overbeek’ s biography on page 68 to indicate his employment or retired status after July 2004.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment. The revised disclosure appears on page 69 of the Amendment.
Note 1. Product Revenue, Page F-9
12.	Please refer to prior comment 19. We note that “the perpetual license is a product element in the bundled arrangement.” Please tell us your basis for determining the VSOE of the perpetual license apart from the PCS. Also, tell us how you determined the VSOE for the perpetual license.
     The Company advises the Staff that it does not have VSOE for the perpetual license. The Company has VSOE for PCS based on renewal amounts actually paid by its customers in accordance with paragraph 10 of SOP 97-2. Please refer to the Company’s response to comment 14 below for further discussion of its use of the residual method under SOP 98-9.
13.	Please refer to prior comment 34. Disclose the nature of the identifiable benefit you receive. Also, tell us how you determined the fair value of such benefit.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment to disclose the nature of the identifiable benefit it receives. The revised disclosure appears on page F-9 of the Amendment. The Company advises the Staff that fair value of the benefit was based on the actual costs charged to the channel partners by third-party vendors. As disclosed on page F-9 of the Amendment, the reimbursements to the channel partners are limited to 50% of such actual costs, subject to a limit of the total cooperative marketing allowance earned by each channel partner.

Securities and Exchange Commission
May 25, 2007
Note 1. Post-Contractual Support, page F-9
14.	Please refer to prior comment 20. Since it appears that you have VSOE of fair values for both delivered and undelivered elements in your bundled arrangements, the residual method is not appropriate under SOP 97-2 and 98-9. Please revise to use the relative fair value method.
     In view of the Staff’s comment, the Company believes that its response to prior comment 20 may have inadvertently suggested that it had VSOE of fair values for both delivered and undelivered elements in its bundled arrangements. To clarify its prior response, the Company advises the Staff that customers may increase the number of end user deployments, purchase additional systems for other locations or add additional functionality to any systems previously purchased. When such additional purchases are made, they are generally in the form of bundled arrangements, separate from the initial bundled arrangement. For example, a customer may subsequently purchase additional systems for other locations that are bundled with additional licenses. Consequently, these subsequent purchases, which are not integral to the functionality of the initial systems sold to a customer, are separate bundled arrangements. Although the Company separately sells PCS, training and installation services (for which the Company has established VSOE of fair value for these three elements) the Company does not sell individual products separately that are not otherwise bundled with other products, and except in limited circumstances such as sales of new handsets to replace older handsets, handsets as spares, additional switches for load balancing, redundancy or back-up, and other products for add-on functionality. As such, the Company respectfully submits that it does not have situations in which it is has established fair value for all delivered elements in a bundled arrangement and, therefore, it appropriately applies the residual method set forth in SOP 98-9.
Note 1. Stock-based Compensation, pages F-11 to F-12
15.	Please refer to “Expected Term” on page F-12. Replace the term, “safe harbor method,” with “simplified method.”
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment. The revised disclosure appears on page F-12 of the Amendment.
16.	Please refer to prior comment 38. Please tell us your consideration of the correlation of the stock returns of the entities in your peer group from which you derive expected volatility.
     The Company advises the Staff that it considered selected Voice over Internet Protocol and telephony companies, telecommunications equipment companies and certain other high growth technology companies as comparable companies for purposes of assessing volatility. The Company further assessed the weekly beta coefficients of the comparable companies and eliminated one company it determined to not be representative for purposes of its assessment of the volatility factors used.
Note 9. Stock Option Plan, pages F-23 to F-25

Securities and Exchange Commission
May 25, 2007
17.	Please refer to prior comment 46. Per your disclosure in Note 9, you have several share-based arrangements, such as incentive stock options and non-qualified stock options which have terms that vary by employee class. The disclosures prescribed in paragraphs 64 and A240(b)(2) and (c) and (k) of SFAS 123R are required separately for each arrangement to the extent that the differences in the characteristics of the awards make separate disclosure important to an investor’s understanding of your use of share-based compensation. We note your disclosure of your two classes of options on page 48. Please revise.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment to disclose separately for its Class One and Class Two option classes (collectively, the “Classes”) the weighted-average fair value per share, weighted-average exercise price and the number of options granted as prescribed in paragraphs A240(b)(2)(c) and A240(c)(1). The Company advises the Staff that the variables, such as expected terms and volatility, used to determine the fair value of the options in the Classes are different, resulting in a difference in the fair values. With respect to paragraph A240(c)(2), given that the basis for determining the intrinsic value of options exercised is the same for both Classes, the Company believes it is appropriate to provide such disclosure in the aggregate. Additionally, regarding the disclosures prescribed in paragraph A240(k), the Company advises the Staff that there are no differences between the Classes with respect to the Company’s policy for issuing shares upon share option exercise, apart from the fact that Class Two options are immediately exercisable and subject to repurchase. The revised disclosure appears on page F-24 of the amendment.
     The Company has not separately disclosed its incentive stock options and non-qualified stock options arrangements (collectively, “Share-Based Arrangements”) as the characteristics of the Share-Based Arrangements are similar. Further, the Company advises the Staff that employees or other persons granted options from either of the Classes may be granted incentive stock options or non-qualified stock options. Therefore, the difference in the characteristic of the options relates to the Classes, and is not based on the Share-Based Arrangements.
     The Company respectfully submits that the disclosure in the aggregate for both Classes for the remaining applicable sections of paragraph A240 provides all the information that is important for an investor to understand the Company’s use of share-based compensation.
Note 13. Subsequent Events, page F-27
18.	Please disclose that 7.4 million of options were granted on April 13, 2007 at an exercise price of $1.13.
     The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment. The revised disclosure appears on page F-27 of the Amendment.

Securities and Exchange Commission
May 25, 2007
*       *       *       *
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Dennis DeBroeck, Esq. at (650) 335-7168.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

Exhibit:
Attachment A (provided under separate cover)

cc:

John W. Combs, Chairman, President and Chief Executive Officer Michael E. Healy, Chief Financial Officer ShoreTel, Inc.

Dennis DeBroeck, Esq. Fenwick & West LLP

Joe Talley Deloitte & Touche LLP

Jeffrey D. Saper, Esq. Steven V. Bernard, Esq. Wilson Sonsini Goodrich & Rosati